CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

(in United States Dollars, unless otherwise stated)

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of United States Dollars)

	March 31	December 31
	2012	2011
As at		(Note 3)

ASSETS
Current assets
Cash and cash equivalents (Note 5)	$113,133	$179,444
Receivables	63,627	65,453
Investments	-	7,588
Inventories (Note 6)	162,501	137,091
Prepaids and deposits	6,440	6,204
Assets classified as held for sale (Note 4)	139,213	142,276
	484,914	538,056
Non-current assets
Long-term ore in process inventory (Note 6)	46,138	51,238
Investments	256	290
Other long-term assets	63,706	61,015
Property, plant and equipment & mining interests (Note 7)	2,156,159	2,032,800
Intangible assets	22,223	21,835
Goodwill	468,782	468,782
	$3,242,178	$3,174,016

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$140,201	$138,478
Current income tax liability	8,631	3,635
Derivative liabilities	4,329	6,610
Current portion of long-term debt and equipment financing obligations (Note 8)	4,802	5,056
Current portion of other long-term liabilities	759	800
Current portion of provisions	9,901	10,614
Liabilities associated with assets classified as held for sale (Note 4)	57,530	59,267
	226,153	224,460

Non-current liabilities
Long-term debt and equipment financing obligations (Note 8)	245,126	217,251
Option component of convertible senior notes	33,883	20,081
Other long-term liabilities	2,893	4,064
Provisions	39,271	38,650
Derivative liabilities	1,490	3,910
Deferred income tax liability	440,293	424,462
	989,109	932,878
SHAREHOLDERS’ EQUITY
Capital stock (Note 9)	2,302,899	2,301,419
Contributed surplus	46,351	45,232
Deficit	(92,837)	(94,190)
Accumulated other comprehensive loss	(3,344)	(11,323)
	2,253,069	2,241,138
	$3,242,178	$3,174,016

Events after the reporting period (Note 17)

See accompanying notes to the unaudited condensed consolidated financial statements.	1

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of United States Dollars except per share data)
For the three months ended	March 31, 2012	March 31, 2011

Revenue from mining operations	$112,451	$70,313

Cost of sales (Note 10):
Production costs, excluding amortization & depletion	41,618	18,993
Refining costs	554	361
Mine standby costs	-	7,555
Amortization and depletion	14,923	11,063
Total cost of sales	57,095	37,972

General and administrative	13,879	7,847
Exploration and business development	641	942
Earnings from operations	40,836	23,552

Finance costs	(517)	(711)
Foreign exchange loss	(20,635)	(1,996)
Other (loss) / income (Note 11)	(12,364)	673
Earnings before income taxes	7,320	21,518

Deferred income tax recovery	(5,620)	(970)
Current income tax expense (Note 12)	11,621	10,702
	6,001	9,732

Net earnings from continuing operations	$1,319	$11,786
Net earnings from discontinued operations (Note 4)	34	-

Net earnings	$1,353	$11,786

Earnings per share (Note 13)

Basic earnings per share from continuing operations	$0.00	$0.09
Basic earnings per share from discontinued operations	0.00	-
Basic earnings per share	$0.00	$0.09

Diluted earnings per share from continuing operations	$0.00	$0.09
Diluted earnings per share from discontinued operations	0.00	-
Diluted earnings per share	$0.00	$0.09

Weighted average shares outstanding (Note 13)

Basic	281,934,155	139,097,682
Diluted	282,786,293	139,433,480

See accompanying notes to the unaudited condensed consolidated financial statements.	2

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited, in thousands of United States Dollars except per share data)
For the three months ended	March 31, 2012	March 31, 2011

Net earnings	$1,353	$11,786
Other comprehensive income:
Unrealized loss on investments	(5)	(39)
Unrealized gain on derivatives designated as cash flow hedges	5,839	1,409
Reclassification of realized losses / (gains) on cash flow hedges to earnings	582	(647)
Foreign exchange gain on translation of discontinued operations (Note 4)	1,563	-
Total other comprehensive income	7,979	723
Comprehensive income	$9,332	$12,509

See accompanying notes to the unaudited condensed consolidated financial statements.	3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of United States Dollars)
For the three months ended	March 31, 2012	March 31, 2011

OPERATING ACTIVITIES
Net earnings from continuing operations	$1,319	$11,786
Payments of other long-term liabilities	(800)	(800)
Payment of provisions	(1,480)	(1,031)
Items not affecting cash (Note 14)	42,604	13,429
Change in non-cash operating working capital (Note 14)	(205)	10,237
Operating cash flows from continuing operations	41,438	33,621

INVESTING ACTIVITIES
Purchase of investments	-	(250)
Sale of investments	7,381	-
Expenditures on property, plant and equipment, mining interests and intangible assets	(145,652)	(27,688)
Investing cash flows from continuing operations	(138,271)	(27,938)

FINANCING ACTIVITIES
Repayment of equipment financing obligations	(1,694)	(1,035)
Proceeds from long-term debt and equipment financing obligations	28,101	-
Proceeds from exercise of stock options	399	23
Financing cash flows from continuing operations	26,806	(1,012)

Impact of foreign exchange on cash	1,249	1,258

Net (decrease) / increase in cash and cash equivalents from continuing operations	(68,778)	5,929
Net increase in cash and cash equivalents from discontinued operations (Note 4)	2,467	-

Cash and cash equivalents, beginning of period	179,444	113,142

Cash and cash equivalents, end of period	$113,133	$119,071

See accompanying notes to the unaudited condensed consolidated financial statements.	4

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, in thousands of United States Dollars)
For the three months ended	March 31, 2012	March 31, 2011

Capital stock
Balance, beginning of period	$2,301,419	$881,960
Shares issued through employee share purchase plan	377	161
Shares issued on redemption of deferred share units	278	-
Shares issued for cash pursuant to exercise of stock options	399	23
Fair value of share-based compensation	426	141
Balance, end of period	$2,302,899	$882,285

Contributed surplus
Balance, beginning of period	$45,232	$23,080
Fair value of deferred share units redeemed	(278)	-
Fair value of share-based compensation	(426)	(141)
Share-based compensation	1,823	1,237
Balance, end of period	$46,351	$24,176

Deficit
Balance, beginning of period	$(94,190)	$(271,042)
Net earnings	1,353	11,786
Balance, end of period	$(92,837)	$(259,256)

Accumulated other comprehensive (loss) / income
Balance, beginning of period	$(11,323)	$9,662
Other comprehensive income	7,979	723
Balance, end of period	$(3,344)	$10,385

Total shareholders’ equity	$2,253,069	$657,590

See accompanying notes to the unaudited condensed consolidated financial statements.	5

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

1.	Corporate information

AuRico Gold Inc. and its subsidiaries (collectively, the “Company” or “AuRico Gold”) are engaged in the mining, development, exploration, and acquisition of resource properties. AuRico Gold Inc., the ultimate parent, is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AUQ), the New York Stock Exchange (NYSE: AUQ) and the Berlin Stock Exchange (BSX: GL7). The Company is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The condensed consolidated financial statements of the Company and its subsidiaries were authorized for issue in accordance with a resolution of the Board of Directors dated May 8, 2012.

2.	Basis of presentation and statement of compliance

These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2011.

These condensed consolidated interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011 prepared in accordance with IFRS as issued by the IASB.

3.	Business combinations

On October 26, 2011 (the “acquisition date”), the Company completed the acquisition of Northgate Minerals Corporation (“Northgate”), whereby the Company acquired all of the issued and outstanding common shares of Northgate. Subsequent to the acquisition, Northgate amalgamated into AuRico Gold Inc. For each common share, Northgate shareholders received 0.365 common shares of the Company, which resulted in the issuance of 106,729,666 common shares. The Company now owns the Young-Davidson advanced stage gold mining development project in Northern Ontario, Canada, the Fosterville and Stawell gold mines in Victoria, Australia, and the Kemess underground development project in Northern British Columbia, Canada. The results of Northgate, which include its wholly-owned subsidiaries, have been consolidated with the results of the Company commencing on October 26, 2011.

Total consideration paid of $1,049,337, including 3,183,000 replacement options, was calculated as follows:

Common shares issued	$1,030,046
Fair value of options issued	16,555
Change of control payments	2,597
Fair value of phantom share units issued	139
$1,049,337

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. Fair values are being determined based on independent appraisals, discounted cash flows, and quoted market prices.

The preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair values, is shown below. The final valuations of property, plant and equipment and mining interests, which may impact the amount allocated to goodwill and the deferred income tax liability, are not yet complete due to the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore continues to be subject to adjustment over the period to completion of the valuation process and analysis of resulting tax effects.

During the quarter, the Company made certain adjustments and reclassifications to the preliminary allocation of the purchase price that was first disclosed in the fourth quarter of 2011 based on facts and circumstances that existed at the acquisition date. The fair value at March 31, 2012 of the consideration included in the definitive agreement discussed in Note 4 below provided a more reliable estimate of the fair value of the net assets held for sale at the acquisition date, resulting in an adjustment to assets held for sale and goodwill within the preliminary allocation of the purchase price. These adjustments and reclassifications did not have an impact on net earnings for the three months ended March 31, 2012.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

As a result of adjusting the preliminary allocation of the purchase price, the comparative December 31, 2011 balance sheet has been revised as follows:

	Preliminary	Adjustments	Revised
Cash and cash equivalents(1)	$123,244	$-	$123,244
Receivables	34,039	-	34,039
Investments	802	-	802
Inventories	7,545	-	7,545
Prepaids and deposits	2,765	-	2,765
Other long-term assets	56,093	-	56,093
Property, plant and equipment and mining interests	1,059,784	-	1,059,784
Intangible assets	17,958	-	17,958
Assets held for sale	148,463	(12,480)	135,983
Trade payables and accrued liabilities	(72,790)	-	(72,790)
Current income tax liability	(3,625)	-	(3,625)
Long-term debt and equipment financing obligations	(162,991)	-	(162,991)
Option component of convertible senior notes	(43,459)	-	(43,459)
Provisions	(28,977)	-	(28,977)
Deferred income tax liability	(247,811)	-	(247,811)
Liabilities associated with assets held for sale	(64,484)	-	(64,484)
Goodwill	222,781	12,480	235,261
	$1,049,337	$-	$1,049,337

(1) At October 26, 2011, subsidiaries included in discontinued operations held cash of $22,996.

4.	Assets held for sale and discontinued operations

As a result of the acquisition of Northgate, the Company acquired the Fosterville and Stawell mines located in the state of Victoria, Australia. From the date of acquisition, the Fosterville and Stawell mines and their related subsidiaries (collectively, the “Australian operations”) met the criteria to be classified as a disposal group held for sale. On March 27, 2012, the Company entered into a definitive agreement with Crocodile Gold Corporation (“Crocodile Gold”) to sell the Australian operations. All related assets and liabilities, with the exception of cash, have been presented as held for sale in the Condensed Consolidated Balance Sheets at March 31, 2012. In addition, the net earnings and cash flows of the Australian operations for the three months ended March 31, 2012 have been presented as net earnings from discontinued operations of $34 in the Condensed Consolidated Statements of Operations, and as a net increase in cash and cash equivalents from discontinued operations of $2,467 in the Condensed Consolidated Statements of Cash Flows, respectively.

During the three months ended March 31, 2012, the Company recognized an impairment charge of $22,857 that resulted from the carrying value of the Australian net assets, including $12,225 disclosed in the Company’s Condensed Consolidated Balance Sheets in cash and cash equivalents, exceeding the estimated fair value of consideration less costs to sell expected to be transferred in the transaction, measured at March 31, 2012. The impairment charge has been included within net earnings from discontinued operations in the Condensed Consolidated Statement of Operations. The estimated fair value of consideration was calculated as follows:

Cash	$55,049
Crocodile Gold shares	10,810
Contingent payments (1)	31,149
Total estimated fair value	$97,008

(1)

The contingent payments are conditional upon the combined life-of-mine free cash flow generated by the Fosterville and Stawell mines. Once the cumulative free cash flow generated subsequent to closing has reached $60,000, the Company will receive 100% of the next $30,000 of cumulative free cash flow in excess of $60,000, and 50% of the next $30,000 of cumulative free cash flow in excess of $90,000. In addition, the Company will receive 20% of any cumulative free cash flow in excess of $120,000. The key assumptions used in determining the fair value of these contingent payments were gold prices, operating costs, capital expenditures and the discount rate. The Company forecasted future production, operating costs and capital expenditures based on the expected life-of-mine plans developed from technical reports and historical cost experience. In determining the fair value of the contingent payments, the Company assumed an average gold price of $1,600 per ounce and a discount rate of 12%.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

5.	Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	March 31	December 31
	2012	2011
Cash	$101,712	$168,391
Cash equivalents	11,421	11,053
	$113,133	$179,444

Cash equivalents are short-term investments that represent the Company’s investments in three-month Government of Mexico treasury bills and other similar instruments.

At March 31, 2012, the Company had issued letters of credit totalling $2,502 (December 31, 2011 - $2,458) against one of the Company’s bank accounts.

6.	Inventories

	March 31	December 31
	2012	2011
Supplies	$34,276	$32,905
Ore stockpiles	14,640	2,569
Ore in process	158,289	149,817
Finished goods	1,434	3,038
	208,639	188,329
Less: Long-term ore in process	(46,138)	(51,238)
	$162,501	$137,091

Ore in process inventory at March 31, 2012 included $24,468 related to the excess of the fair value of El Chanate inventory over its carrying value at the acquisition date, which is being amortized into earnings as the related inventory is sold.

7.	Property, plant and equipment & mining interests

		Mining interests
	Plant and			Exploration and
	equipment	Depletable	Non-depletable	evaluation	Total
Cost

At December 31, 2011	651,708	638,600	850,785	211,251	2,352,344

Additions	86,328	29,497	26,843	1,429	144,097
Disposals	(3,029)	-	-	-	(3,029)
Reclassifications	-	79,808	(79,808)	-	-
At March 31, 2012	$735,007	$747,905	$797,820	$212,680	$2,493,412

Accumulated amortization, depletion and impairment charges

At December 31, 2011	(132,660)	(126,911)	-	(59,973)	(319,544)
Amortization	(8,447)	(10,767)	-	-	(19,214)
Disposals	1,505	-	-	-	1,505
At March 31, 2012	$(139,602)	$(137,678)	$-	$(59,973)	$(337,253)
Carrying value
At December 31, 2011	$519,048	$511,689	$850,785	$151,278	$2,032,800
At March 31, 2012	$595,405	$610,227	$797,820	$152,707	$2,156,159

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The carrying values by mine are as follows:

		Mining interests
	Plant and			Exploration and
	equipment	Depletable	Non-depletable	evaluation	Total
Ocampo	$156,083	$309,047	$20,978	$-	$486,108
El Chanate	37,512	99,814	5,634	-	142,960
El Cubo	19,885	127,160	32,492	-	179,537
Young-Davidson	351,932	74,206	738,716	-	1,164,854
Corporate and other	29,993	-	-	152,707	182,700
At March 31, 2012	$595,405	$610,227	$797,820	$152,707	$2,156,159

Ocampo	$155,906	$287,996	$28,273	$-	$472,175
El Chanate	34,680	94,874	3,901	-	133,455
El Cubo	19,970	123,140	31,882	-	174,992
Young-Davidson	278,512	5,679	786,729	-	1,070,920
Corporate and other	29,980	-	-	151,278	181,258
At December 31, 2011	$519,048	$511,689	$850,785	$151,278	$2,032,800

The carrying value of construction in progress at March 31, 2012 was $282,772 (December 31, 2011 - $218,054), including $275,169 (December 31, 2011 - $213,196) relating to the construction of the Young-Davidson mine.

The Company has made commitments to acquire property, plant and equipment totalling $36,301 at March 31, 2012 (December 31, 2011 – $76,931), including $31,489 relating to the Young-Davidson mine.

8.	Long-term debt and equipment financing obligations

During the three months ended March 31, 2012, the Company received proceeds of $25,000 from the revolving credit facility and $3,101 from equipment financing arrangements.

9.	Shareholders’ equity

(a)	Capital stock

Authorized:

Unlimited number of common shares.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

The Company’s shares have no par value.

Issued and outstanding:

	March 31, 2012		March 31, 2011
	Number of	Ascribed	Number of	Ascribed
	common shares	value	common shares	value
Balance, beginning of period	281,605,752	$2,301,419	138,864,315	$881,960
Shares issued through employee share purchase plan	47,372	377	20,483	161
Shares issued on redemption of deferred share units	30,279	278	-	-
For cash pursuant to exercise of stock options	77,520	399	3,500	23
Fair value of share-based compensation	-	426	21,359	141
Balance, end of period	281,760,923	$2,302,899	138,909,657	$882,285

(b)	Stock options (in Canadian dollars)

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The maximum number of common shares that may be reserved for issuance under the plan is 6% of the common shares outstanding (on a non-diluted basis). The maximum number of common shares that may be reserved for issuance to any one person on the exercise of options granted under the plan is 5% of the common shares outstanding on the most recent grant date (on a non-diluted basis), less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as a compensation or incentive mechanism. Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods of four years or as determined by the Company’s Board of Directors.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The fair value of the options granted during the year was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	March 31	March 31
	2012	2011
Dividend yield	0%	0%
Expected volatility	59.81%	63.30%
Risk free interest rate	1.45%	2.29%
Expected life	4.27 years	3.75 years
Exercise price	$9.35	$7.95
Share price	$9.49	$8.02
Grant date fair value	$4.54	$3.65

Expected volatility was determined based on historical share price volatility.

	March 31, 2012		March 31, 2011
		Weighted		Weighted
	Options	average price	Options	average price
Outstanding, beginning of period	9,088,553	$8.93	4,425,360	$9.53
Granted	451,268	$9.20	236,500	$7.95
Forfeited	(70,000)	$9.36	(67,500)	$10.49
Expired	(70,000)	$10.98	(173,000)	$10.31
Exercised	(77,520)	$5.24	(3,500)	$6.57
Outstanding, end of period	9,322,301	$8.95	4,417,860	$9.40
Options exercisable, end of period	5,744,408	$8.78	2,141,860	$10.55

During the three months ended March 31, 2012, employees, consultants, officers and directors of the Company exercised 77,520 options (three months ended March 31, 2011 – 3,500) for total proceeds of $400 (three months ended March 31, 2011 - $23). The weighted average share price at the date of exercise for stock options exercised during the three months ended March 31, 2012 was $9.27 (three months ended March 31, 2011 - $9.14) .

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

Set forth below is a summary of the outstanding options to purchase common shares as at March 31, 2012:

	Options outstanding			Options exercisable
	Number	Weighted average	Average life	Number	Weighted average
Option Price	outstanding	exercise price	(yrs)	exercisable	exercise price
$ 2.01 – 4.50	469,171	$2.83	3.78	469,171	$2.83
$ 4.51 – 5.50	18,250	$5.29	4.11	18,250	$5.29
$ 5.51 – 6.00	117,968	$5.82	3.26	117,968	$5.82
$ 6.01 – 6.50	315,000	$6.32	2.85	255,000	$6.33
$ 6.51 – 7.00	821,000	$6.86	3.96	624,000	$6.84
$ 7.01 – 7.50	598,542	$7.26	3.02	418,542	$7.20
$ 7.51 – 9.00	2,206,999	$8.09	4.91	1,442,124	$8.05
$ 9.01 – 9.50	1,639,500	$9.32	5.01	489,500	$9.41
$ 9.51 – 10.00	1,293,168	$9.75	4.78	937,650	$9.78
$ 10.01 – 10.50	210,000	$10.10	6.08	-	$-
$ 10.51 – 11.00	392,375	$10.90	6.08	42,375	$10.57
$ 11.01 – 16.00	906,995	$11.52	3.56	596,495	$11.39
$ 16.01 – 21.00	333,333	$20.35	0.01	333,333	$20.35
Total	9,322,301			5,744,408

(c)	Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the three months ended March 31, 2012, the Company recognized $176 as expense (three months ended March 31, 2011 - $75). At March 31, 2012, all of the expense was payable by the Company (December 31, 2011 - $179).

(d)	Deferred share unit plan

The Company has a Deferred Share Unit (“DSU”) plan which provides an alternative form of compensation for Senior Officers and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the Company’s volume-weighted average closing price of the last five days immediately preceding the grant date. A total of 30,065 DSUs (three months ended March 31, 2011 – 9,542) with a grant date fair value of $268 (three months ended March 31, 2011 - $95) were granted and vested during the three months ended March 31, 2012. In addition, a total of 30,279 DSUs were redeemed during the three months ended March 31, 2012. At March 31, 2012, 248,541 DSUs were vested and outstanding (December 31, 2011 – 248,755).

10.	Earnings from operations

Earnings from operations includes the following expenses presented by function:

	March 31	March 31
	2012	2011
Cost of sales	$57,095	$37,972
General and administrative	13,879	7,847
Exploration and business development	641	942
	$71,615	$46,761

General and administrative expense includes $2,143 in site overhead and other costs relating to activities at Kemess South, a mine in the decommissioning stage.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

11.	Other (loss) / income

	March 31	March 31
	2012	2011
Unrealized loss on investments	$(29)	$(490)
Realized loss on sale of investments	(332)	-
Unrealized gain on derivative liabilities	297	-
Fair value adjustment on option component of convertible senior notes	(13,802)	-
Interest income	1,070	694
Amortization of deferred gain	457	457
Other	(25)	12
	$(12,364)	$673

12.	Income taxes

The current income tax expense recognized during the period is based on the Company’s best estimate of the weighted average annual income tax rate expected for the full year, applied to the earnings before income taxes for the period. The Company determines the expected effective tax rate based on the estimated taxable profit or loss for the period, and thereby excludes non-tax deductible items from this determination.

13.	Earnings per share

Basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the three months ended March 31, 2012. Diluted earnings per share is based on the assumption that stock options and warrants issued that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the year and the date granted. Basic weighted average shares outstanding are reconciled to diluted weighted average shares outstanding, respectively, as follows:

	March 31	March 31
	2012	2011
Basic weighted average shares outstanding	281,934,155	139,097,682

Dilution adjustments:
Stock options	852,138	335,798
Diluted weighted average shares outstanding	282,786,293	139,433,480

The following items were excluded from the computation of diluted weighted average shares outstanding for the three months ended March 31, 2012 because their effect would have been anti-dilutive:

	March 31	March 31
	2012	2011
Stock options	5,554,871	2,029,610
Warrants	1,585,000	-
Convertible senior notes	14,932,634	-

There were no dilution adjustments to net earnings during the three months ended March 31, 2012 and 2011.

14.	Supplemental cash flow information

	March 31	March 31
Items not affecting cash:	2012	2011
Amortization and depletion	$14,923	$11,063
Unrealized foreign exchange loss	19,739	1,762
Share-based compensation, net of forfeitures	1,823	1,237
Deferred income tax recovery	(5,620)	(970)
Unrealized gain on derivative liabilities	(297)	-
Realized loss on sale of investments	332	-
Fair value adjustment on option component of convertible notes	13,802	-
Other non-cash items	(2,098)	337
	$42,604	$13,429

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	March 31	March 31
Change in non-cash operating working capital:	2012	2011
Receivables	$(5,195)	$2,843
Prepaids and deposits	(517)	(686)
Inventories	(5,252)	(1,370)
Payables and accrued liabilities	(128)	(1,435)
Current income tax liability	10,887	10,885
	$(205)	$10,237

Supplemental information:
Interest paid	$3,937	$506
Income taxes paid	$14,314	$-

Non-cash transactions:
Unwinding of discount on convertible notes capitalized to mining interests	$759	$-
Interest payable capitalized to mining interests	$132	$-
Mine construction financed through non-cash working capital	$6,699	$-

15.	Financial instruments and risk management

Fair values of financial instruments

IFRS 7, Financial Instruments: Disclosures, establishes a valuation hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions. The two types of inputs have created the following fair value hierarchy:

-	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
-

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means.

-	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of equity securities owned by the Company are based on quoted market prices for the identical security (Level 1). The Company’s fair value estimates for derivative contracts are based on quoted market prices for comparable contracts (Level 2). These estimates represent the amount that the Company would have received from (or paid to) a counterparty to settle the contract at the balance sheet date. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

The following table outlines the Company’s financial assets and liabilities measured at fair value within the fair value hierarchy:

	March 31, 2012		December 31, 2011
	Level 1	Level 2	Level 1	Level 2

Cash and cash equivalents	$113,133	$-	$179,444	$-
Financial assets at fair value through profit or loss
Equity investments	160	-	7,767	-
Warrants held	-	4	-	13
Available-for-sale financial assets
Equity investments	92	-	98	-
Financial liabilities at fair value through profit or loss
Option component of convertible senior notes	-	(33,883)	-	(20,081)
Currency forwards	-	(3,216)	-	(9,637)
Warrants issued	-	(2,603)	-	(883)
	$113,385	$(39,698)	$187,309	$(30,588)

Due to their short-term maturities, the fair value of short-term investments within cash and cash equivalents approximates their carrying amount.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The fair value of forward contracts is determined using forward pricing spreads in effect at the balance sheet date. These spreads are supported by observable market conditions and are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

The fair value of warrants, both held and issued, that are not traded on an active market is determined using a pricing model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.

The Company’s equity investments, both available-for-sale and at fair value through profit or loss, are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

The Company calculates the fair value of the option component of convertible senior notes using a valuation model, which uses inputs, including the Company’s share price, share price volatility, and credit spreads. Because the valuation is dependent on inputs derived from observable market data, the option component of the convertible senior notes is classified within Level 2 of the fair value hierarchy. The fair value was calculated using the following assumptions as of March 31, 2012:

Volatility	29.60%
Credit spreads	4.50%

Changes in these assumptions would have the following impact on net earnings for the three months ended March 31, 2012:

5% increase in volatility	$(5,228)
5% decrease in volatility	$5,314
0.5% increase in credit spreads	$(1,147)
0.5% decrease in credit spreads	$1,134

Foreign currency exchange rate risk

As at March 31, 2012, the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $58,218 at exchange rates ranging from 12.06 pesos per US dollar to 12.68 pesos per US dollar. These currency hedges have been accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine and settle at various dates between April 1, 2012 and September 30, 2013. These contracts had a negative fair value of $3,216 at March 31, 2012 (March 31, 2011 – positive fair value of $1,805), all of which has been recognized in other comprehensive income, with no associated tax impact (March 31, 2011 – $nil). Upon settlement of a forward contract, the cumulative gain or loss within accumulated other comprehensive income is reclassified to inventory and mineral properties to be recognized in income at the same time as the related cost.

A forward contract settled during the three months ended March 31, 2012, resulting in a loss of $582. The recognition of this hedging loss resulted in a $203 increase in production costs, a $100 increase in inventory, a $40 increase in general and administrative costs, and a $239 increase in mineral properties.

A forward contract settled during the three months ended March 31, 2011, resulting in a gain of $664. The recognition of this hedging gain resulted in a $252 decrease in production costs, a $92 decrease in inventory, a $36 decrease in general and administrative costs, and a $284 decrease in mineral properties.

16.	Segmented information

The Company’s reportable segments are consistent with the Company’s operating segments after aggregation and consist of the geographical regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company, and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has three reportable segments, as follows:

-	Mexico: Ocampo mine, El Chanate mine, and El Cubo mine
-	Canada: Young-Davidson development stage project
-	Australia: Fosterville mine and Stawell mine

Corporate and other consists of the Company’s corporate offices and exploration properties.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The following are the operating results by reportable segment:

	Three months ended March 31, 2012
			Corporate
	Mexico	Canada	and other	Total	Australia(1)

Revenue from mining operations	$112,451	$-	$-	$112,451	$64,886

Production costs, excluding amortization & depletion	41,618	-	-	41,618	40,638
Refining costs	554	-	-	554	154
Amortization and depletion	14,865	-	58	14,923	-
General and administrative	3,342	-	10,537	13,879	393
Exploration and business development	-	-	641	641	911
Impairment charges	-	-	-	-	22,857
	60,379	-	11,236	71,615	64,953
Earnings / (loss) from operations	$52,072	$-	$(11,236)	$40,836	$(67)
Expenditures on property, plant and equipment, mining interests & intangible assets	$44,558	$99,757	$1,337	$145,652	$19,364

(1)	At March 31, 2012, the Company’s Australian operations were presented as discontinued operations. See Note 4 for further information.

	Three months ended March 31, 2011
			Corporate
	Mexico	Canada	and other	Total	Australia

Revenue from mining operations	$70,313	$-	$-	$70,313	$-

Production costs, excluding amortization & depletion	18,993	-	-	18,993	-
Refining costs	361	-	-	361	-
Mine standby costs	7,555	-	-	7,555	-
Amortization and depletion	10,920	-	143	11,063	-
General and administrative	2,701	-	5,146	7,847	-
Exploration and business development	-	-	942	942	-
	40,530	-	6,231	46,761	-
Earnings / (loss) from operations	$29,783	$-	$(6,231)	$23,552	$-
Expenditures on property, plant and equipment, mining interests & intangible assets	$26,452	$-	$1,236	$27,688	$-

The following are total assets by reportable segment:

				Corporate
	Mexico	Canada	Australia	and other	Total
Total assets at March 31, 2012	$1,306,387	$1,476,956	$151,438	$307,397	$3,242,178
Total assets at December 31, 2011	$1,304,087	$1,379,785	$167,623	$322,521	$3,174,016

The Company’s revenue is derived from the sale of gold and silver in Mexico and Australia, as disclosed in the tables above. The Company sells all gold and silver produced to three customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

17.	Events after the reporting period

(a)	El Cubo and Guadalupe y Calvo properties

On April 15, 2012, the Company entered into a definitive agreement with Endeavour Silver Corp. (“Endeavour”) pursuant to which Endeavour will acquire the Company’s El Cubo mine and Guadalupe y Calvo exploration property through the acquisition of all of the shares of Mexgold Resources Inc., a wholly owned subsidiary of the Company with ownership of these assets, for total consideration of up to $250 million. On closing, Endeavour will pay the Company $200 million comprised of, at Endeavour’s election, up to $100 million in Endeavour shares and the balance in cash. After closing, the Company will be entitled to receive up to $50 million in contingent payments to be paid upon the gold price exceeding specified levels and upon the occurrence of certain mine operating performance conditions during the three years following the closing date of the transaction. The El Cubo mine and Guadalupe y Calvo exploration property had a combined net carrying value of $161,791 at March 31, 2012 and reported a combined net loss of $4,073 during the first quarter of 2012, which was included in net earnings from continuing operations.

(b)	Expansion of credit facility

On April 25, 2012, the Company’s revolving credit facility was expanded to $250 million. The expanded credit facility carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company. The facility matures on April 25, 2016 and may be extended upon mutual agreement by all parties. The financial covenants associated with this expanded facility remain unchanged, and there are no operational performance covenants. No payments are due until the maturity date.

(c)	Australian operations

On May 4, 2012, the Company completed the sale of the Australian operations to Crocodile Gold. The consideration was comprised of CAD $55 million in cash, 20 million Crocodile Gold common shares, and contingent payments based on life-of- mine free cash flows from the Fosterville and Stawell mines. The Australian operations have been presented as discontinued operations within these condensed consolidated financial statements. See Note 4 for further information.